SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04037111

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________
COMMISSION FILE NUMBER 001-16079

PracticeWorks, Inc. 401(k) Profit Sharing Plan

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PracticeWorks, Inc.
1765 The Exchange
Atlanta, Georgia 30339

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 2003 and 2002

IKC

Insero, Kasperski, Ciaccia & Co., P.C.

Certified Public Accountants
Business and Financial Advisors

Helping Your Business Soar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Practiceworks, Inc. 401(k) Profit Sharing Plan

We have audited the statement of net assets available for benefits of PracticeWorks, Inc. 401(k) Profit Sharing Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PracticeWorks, Inc. 401(k) Profit Sharing Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

Insero, Kasperski, Ciaccia & Co., P.C.

Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
April 23, 2004

1500 HSBC Plaza Rochester, New York 14604 Telephone: 585-454-6996 Fax: 585-454-4024 Web: www.ikccpa.com

An independently Owned Member of the RSM McGladrey Network

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
ASSETS:		
Investments:		
Cash and money market funds	$ 4,955,089	$1,170,188
Mutual funds	3,617,140	2,268,936
Common/Collective Trust Fund	756,314	385,313
Participant loans	125,194	96,368
Common shares of PracticeWorks, Inc.	--	1,020,415
Preferred shares of PracticeWorks, Inc.	--	66
Corporate securities	424,374	325,968
Total Investments	9,878,111	5,267,254
Receivables:		
Employer contribution	467,661	453,415
Participant contribution	--	44,337
Participant loans	--	1,459
Total Receivables	467,661	499,211
Net Assets Available for Benefits	$10,345,772	$ 5,766,465

The accompanying notes are an integral part of these financial statements.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS For The Year Ended December 31, 2003

ADDITIONS TO NET ASSETS:	
Investment income:	
Net appreciation in fair value of investments	$ 3,239,923
Interest and dividends, excluding mutual funds	40,800
Interest on participant loans	5,772
Total Investment Income	3,286,495
Contributions:	
Participant contributions	1,547,483
Employer contributions	467,661
Participant rollover contributions	109,507
Total Contributions	2,124,651
Total Additions	5,411,146
DEDUCTIONS FROM NET ASSETS:	
Benefits paid to participants	813,564
Administrative expenses	18,275
Total Deductions	831,839
NET INCREASE	4,579,307
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of Year	5,766,465
End of Year	$ 10,345,772

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF PLAN

The following description of the PracticeWorks, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document, copies of which are available from the Plan Administrator, for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of PracticeWorks, Inc. (the "Company"). Full-time employees become eligible to participate in the Plan upon completion of three months of service and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On October 7, 2003, PracticeWorks, Inc. was acquired by Eastman Kodak Company.

Contributions

Each participant may make pre-tax contributions of up to the lessor of 15% of eligible compensation as defined by the Plan or the statutory limitation as provided by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company, at its absolute discretion, may make a matching contribution for any Plan year. To receive the matching contribution, a participant must elect to make 401(k) contributions for that Plan year, complete a year of service for that Plan year, and be employed on the last day of the Plan year, unless the participant terminated employment during the Plan year due to death, disability, or attainment of age 65. For 2003, the Company matched 50% of participant contributions up to a maximum of 3% of participant eligible compensation, as defined by the Plan.

In addition to the matching contribution, the Company may make a profit sharing contribution. To be eligible to receive the profit sharing contribution, a participant must complete a year of service for that Plan year and be employed on the last day of the Plan year, unless the participant terminated employment during the Plan year due to death, disability, or attainment of age 65. The profit sharing contribution will be allocated to each participant's account based on the proportion of each participant's compensation, as defined in the Plan, for a plan year compared to the total compensation of all participants eligible to receive an allocation of the profit sharing contribution.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching and profit sharing contribution and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the plan document.

Vesting

Participants are vested immediately in their contributions and earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 5 years of service.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to be invested among any of the Plan's fund options. In addition, the Plan permits participants to open a self-directed brokerage account with SunTrust (Trustee) that will allow the participant to invest in individual stocks, bonds, and mutual funds. Participants may change their investment elections on a daily basis.

Payment of Benefits

Upon termination of service due to retirement, disability, or death, participants may elect to have their vested account balance paid in a lump sum, installment payments, or to defer commencement of benefit payments as described in the Plan. If employment is terminated during the Plan year for reasons other than normal retirement or death and the participant's account balance is $5,000 or less, a lump sum payment of the vested account balance will be made. Participants may also withdraw their vested account balance during their employment for certain hardship situations.

Loans

The Plan has a loan provision which allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and must bear a reasonable rate of interest as described in the Plan. Loans must be repaid within five years, or up to 30 years for loans for the purchase of a primary residence. During 2003, loans had fixed rates ranging from 5.0% to 10.5%.

Plan Merger

The Plan was merged into the Kodak Subsidiaries Savings Plan effective May, 2004.

Administrative Expenses

Administrative expenses are paid by the Plan. Certain administrative functions are performed by employees of the Company. No such employees receive compensation from the Plan. The Plan paid expenses of approximately $18,000 in 2003.

Forfeited Accounts

Forfeited accounts will be used first to pay administrative expenses, second to reduce the matching contribution and third to reduce the profit sharing contribution. During 2003, a portion of the forfeited accounts were used to pay Plan expenses. Unallocated forfeitures at December 31, 2003 amounted to approximately $101,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting. The Plan's investments are stated at fair value. Shares held in a common/collective trust fund are reported at fair value based on the unit prices quoted by the fund manager, representing the fair value of the underlying investment. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Participant Loans

Participant loans are valued at unpaid principal plus accrued interest, which approximates fair market value.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments and dividends on mutual funds.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets are as follows:

	2003	2002
STI Classic Prime Quality Money Market	$4,955,089	$ 1,101,661
STI Classic Capital Appreciation Fund	571,398	510,151
SunTrust Retirement 500 Index Fund Class B	756,314	385,313
PracticeWorks, Inc. (129,166 shares for 2002)	N/A	1,020,415
Mutual Beacon Fund	N/A	323,362
MFS Massachusetts Investors Growth Fund	N/A	317,298
MFS Mid Cap Growth Fund	N/A	267,763

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$ 739,945
Corporate Securities	58,668
PracticeWorks, Inc. Stock	2,441,310
	$ 3,239,923

4. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 10, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5. RELATED PARTY TRANSACTIONS

As of December 31, 2002, the Plan held certain securities issued by the Company in the amount of $1,020,481.

Certain plan investments are managed by SunTrust. SunTrust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

INVESTMENT OPTION	CURRENT VALUE
Harrisdirect SDB Account	$ 137,201
Harrisdirect SDB Account	287,173
INVESCO Technology Fund A	94,857
Mutual Beacon Fund	484,781
Franklin Small-Mid Cap Growth Fund	137,266
Fidelity Advisor Small Cap Growth	134,554
MFS Massachusetts Investors Growth Fund	418,766
MFS Mid Cap Growth Fund	461,472
Putnam International Equity Fund	220,430
* SunTrust Retirement 500 Index Fund Class B	756,314
* STI Classic Capital Appreciation Fund	571,398
* STI Classic Investment Grade Bond	344,076
* STI Classic Life Vision Growth and Income	337,235
* STI Classic Prime Quality Money Market	4,955,089
* STI Classic Small Cap Value Equity Fund	412,305
Participant loans	125,194
	$ 9,878,111

* Denotes Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

Date:

By: /s/ James K. Price

James K. Price

President & Chief Executive Officer

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (Held At End of Year) DECEMBER 31, 2003

Identity of Issues, Borrower, Lessor, or Similar Party	Description of Investment	Cost Basis	Current Value
Royal Bank of Canada*	Royal Bank of Canada Stock Fund:		
	Royal Bank of Canada Common Stock	$ 66,498,990	$ 209,268,147
	Fidelity Institutional Cash Money Market Fund	18,820,723	18,820,723
Wells Fargo Bank Minnesota N.A.	Wells Fargo Stable Return Fund	144,189,780	154,355,100
Van Kampen Asset Management Inc.	Van Kampen Comstock Fund	85,707,714	90,060,396
Capital Research & Management Company	Growth Fund of America	93,373,864	99,233,136
Capital Research & Management Company	American Balanced Fund	72,600,591	82,029,236
Fidelity Management Trust Co.*	US Equity Index Commingled Pool	69,063,048	72,568,699
Wasatch Advisor, Inc.	Wasatch Core Growth Fund	50,928,288	57,152,067
Fidelity Management Trust Co.*	Fidelity US Bond Index Fund	33,470,031	34,087,382
Capital Research & Management Company	American Euro-Pacific Growth Fund	49,670,063	47,683,954
Broadview Advisors, Inc.	FMI Focus Fund	36,640,273	43,651,100
Glenwood Capital Management, Inc.	RBC MidCap Fund	33,352,846	34,837,548
The Liberty Corporation*	Liberty Corporation Stock Fund:		
	Liberty Corporation Common Stock	6,189,938	6,137,250
	Fidelity Institutional Cash Money Market Fund	251,851	251,851
TCW Investment Management Co.*	TCW Galileo Value Opps Fund	8,765,591	12,178,816
Fidelity Management Trust Co.*	Fidelity BrokerageLink	5,564,105	5,267,949
Participant loans*	Interest rates of 4.5% to 11% due at various dates through 2017		16,188,102
Total investments			$ 983,771,456

* Known to be a party-in-interest

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

FORM 5500, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2003

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	
$ 416,987	N/A	N/A	$ 416,987	N/A

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC – U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada
(Registrant/Issuer)

Date: June 28, 2004

Martin Solhaug
Managing Director, Compensation and Benefits

Brent Sabin
Director, US and International Benefits

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13112 of Royal Bank of Canada on Form S-8 of our report dated June 25, 2004, appearing in the Annual Report on Form 11-K of RBC – U.S.A. Retirement and Savings Plan for the year ended December 31, 2003.

Deloitte + Touche LLP

Minneapolis, Minnesota
June 28, 2004

APPENDIX A

APPENDIX B

SECTION 906 CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of RBC Dain Rauscher, hereby certifies, to such officer's knowledge, that the Annual Report on Form 11-K for the year ended December 31, 2003 (the "Report") of the RBC – U.S.A. Retirement and Savings Plan fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the RBC – U.S.A. Retirement and Savings Plan.

Martin Solhaug
Managing Director, Compensation and Benefits

Date: June 28, 2004

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.